Alcon(R)

                                                      Alcon Laboratories, Inc.
                                                            6201 South Freeway
                                                          Fort Worth, TX 76134

For immediate release

Alcon Scores Legal Victories in
Patent, Trademark Cases

     Fort Worth, TX, May 15, 2002 -A federal court in New Jersey has rejected claims that Alcon Laboratories, Inc.'s TRAVATAN(R), its glaucoma medication approved by the FDA last year, violated any trademark rights of Pharmacia. The Court rebuffed a last minute effort by Pharmacia, the maker of a competing drug called Xalatan(R), to enjoin Alcon's sale of TRAVATAN(R), which has been on the market and prescribed since March 2001. Alcon Laboratories is a subsidiary of Alcon, Inc (ACL).

     Alcon also reported today that, in an opinion rendered May 8, Judge David Carter of the United States District Court for the Central District of California, Southern Division issued an order granting, in all respects, Alcon, Inc.'s motion for a summary judgment to dismiss Allergan, Inc.'s complaint for patent infringement against Alcon with respect to Alcon's pending Abbreviated New Drug Application (ANDA) for brimonidine.

     "We are delighted with both rulings," said Tim Sear, Alcon's President and CEO. "While there may be appeals, we are confident that our cases are solid and we expect them to hold up. These mark significant milestones for us."

     In the TRAVATAN(R) case, the Court characterized Pharmacia's claim to trademark rights in the suffix "ATAN" as "weak." It specifically rejected the notion that Alcon had intentionally copied the ATAN suffix, noting that it is not uncommon for prescription drugs to end with similar suffixes. In addition to emphasizing the overall weaknesses of the trademark claims, the Court found that Pharmacia "inexcusably" delayed in asserting those claims in the first place, having waited almost two years - until the eve of the TRAVATAN(R) launch - to do so.

     The Court determined that it was unlikely that confusion between the two medications would occur. It noted that thousands of prescriptions for TRAVATAN(R) have been written and filled without any evidence that anyone had confused the two medications. It also found that, although both drugs have been approved by the FDA as safe and effective, at least one study showed TRAVATAN(R) had a higher responder rate and possessed a "small medical advantage . . . particularly for African-Americans" over Xalatan.

     In disposing of Pharmacia's trademark claims, the Court concluded that TRAVATAN(R) has been approved by the FDA as safe and effective and offers important and unique medical benefits in the treatment of glaucoma. In light of that, the Court found that the public interest would best be served by allowing Alcon to continue marketing this "important new drug" under the TRAVATAN(R) name.

Patent Case

         In the Allergan patent case, the judge's ruling allows the FDA to complete their review of Alcon's application for brimonidine, a drug that reduces glaucomatous intraocular pressure. Allergan markets brimonidine under the Alphagan(R) brand name. "This decision clears the way


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for the FDA to review and approve Alcon's ANDA to make and sell generic brimonidine for the reduction of intraocular pressure," Sear said.

     After a thorough evaluation of the facts and the statutory and case law, the court found that, under a traditional patent analysis, it is clear Alcon has not and will not infringe Allergan's patents. The court further found that Allergan could not maintain a claim against Alcon under the Hatch-Waxman Act for inducement of infringement. In examining the legislative intent of this act, the court stated that Congress never intended to allow a company to use an off-label use patent to prevent the approval of a generic drug by the FDA. The court stated that Allergan's "interpretation turns the Congress's intent on its head." Kathleen Knight, Alcon's Vice President and Associate General Counsel said, "The court made it clear that a company may not misuse a patent listing for an unapproved use to extend market exclusivity to a generic product that is properly in the public domain."

     Alcon, Inc. is the world's leading eye care company. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye.

     Caution Concerning Forward-Looking Statements. This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: developments in these or related legal cases, approval of drug applications by the FDA, competition from other drugs, challenges inherent in new product manufacturing and marketing; and government regulation and legislation. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

                                     # # #
15May2002

                                                     For information, contact:
                                           Doug MacHatton (Investor Relations)
                                                                  800-400-8599

                   News media inquiries: Mary Dulle (Corporate Communications)
                                                                  817-551-8058

                                                              www.alconinc.com